Exhibit 99.1

Baijiayun to Launch Generative AI-Powered Video Solutions in Response to Demand from Enterprise Clients in China

BEIJING, April 14, 2023 -- Baijiayun Group Ltd (“Baijiayun” or the “Company”) (Nasdaq: RTC), a video-centric technology solution provider with core expertise in SaaS/PaaS solutions, today announced that the Company is to introduce a range of artificial intelligence generated video (“AIGV”) and content (“AIGC”) solutions targeted to the needs of several strategic sectors.

“Baijiayun has a strong base of expertise in applying AI to meet the needs of enterprise customers for highly scalable, secure enterprise-grade video solutions. With the recent advances in generative AI, we see the opportunity to achieve massive gains in the scalability and personalization of real-time video communications,” commented Mr. Gangjiang Li, chairman of the board and chief executive officer of the Company. “By combining highly realistic video avatars with the ability to harness the latest generation of large language model based (LLM-based) AI bots, a new paradigm for interactive video solutions becomes possible. These approaches can potentially disrupt traditional ways of doing business while creating enormous value for the businesses and consumers that adopt them.”

The Company has experienced strong interest in such solutions from its existing client base, and its AI research team has been working to develop solutions tailored to the needs of large sectors of the economy:

●	Generative AIGV education solutions enable schools and universities to provide one-to-one instruction, support, and tutoring on a massive scale to ensure that every student can keep up with the required material and receive individual support.

●	Generative AIGV sales and marketing support allows consumers to obtain answers about any product features or perform product comparisons across the features that interest them most.

●	Generative AIGV customer service that is able to respond to a wide range of customer service scenarios and provide detailed, step-by-step resolution based on a deep and growing base of knowledge and experience.

The recent acquisition of Beijing Hydrogen Data Information Technology Co., Ltd (“Beijing Hydrogen”) will strengthen the Company’s ability to create AIGC solutions. Beijing Hydrogen’s AI-enabled data collection and analysis tools assist enterprise clients in brand management and creating responsive marketing solutions. The new AIGC and AIGV solutions will initially feature AI-generated personalized marketing content and automated personalization GPT tools with video in customer service.

This new initiative builds on the Company’s experience integrating AI technology with real-world scenarios in education, retail, public affairs, and industrial manufacturing industries. Initial AI-powered features embedded in real-time broadcasting for enterprise clients include:

●	2D Plane Idol Live Streaming: With just a green screen, a computer, and streaming software, you can use chroma keying technology to overlay people and objects onto the main key value (KV), blending characters and backgrounds together. Baijiajun has already assisted a number of clients in launching fresh and interesting virtual live streams.

●	3D Virtual Stage Live (VSL) Streaming: This solution uses mixed reality (MR) technology to simulate real-time multi-angle tracking and create 3D virtual scenes. It produces smooth dynamic movements, and its depth of field lighting can infinitely restore realistic scenes, giving customers an ultimate 3D spatial experience.

●	Virtual Digital Human: Constructed using 3D modeling technology, the characters are combined with real-time high-precision motion capture technology to present the digital human’s movements in real time. In Baijiayun’s enterprise live broadcasts, virtual humans have realistic appearances and vivid interactive abilities, equivalent to human anchors, providing more professional and interesting live streaming services.

“While the explosion of interest in generative AI following the release of ChatGPT and GPT-4 has raised many questions and possibilities, we believe that real-time video has a unique power to connect with human users. We aim to find creative and pragmatic ways to connect this rapidly evolving AI capability with solutions that will have a meaningful impact on enterprise operations and advances important social goals,” concluded Mr. Li. “This initial rollout simply marks the beginning and we look forward to providing further updates in the months to come.”

About Baijiayun Group Ltd

Baijiayun is a video-centric technology solution provider with core expertise in SaaS/PaaS solutions. Baijiayun is committed to delivering reliable, high-quality video experiences across devices and localities and has grown rapidly since its inception in 2017. Premised on its industry-leading video-centric technologies, Baijiayun offers a wealth of video-centric technology solutions including Video SaaS/PaaS, Video Cloud and Software, and Video AI and System Solutions. Baijiayun is catered to the evolving communications and collaboration needs of enterprises of all sizes and industries, which makes Baijiayun a one-stop video-centric technology solution provider.

Safe Harbor Statement

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the parties’ perspectives and expectations, are forward-looking statements. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties, and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. The forward-looking information provided herein represents the Company’s estimates as of the date of this press release, and subsequent events and developments may cause the Company’s estimates to change.

The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this press release.

A further list and description of risks and uncertainties can be found in the documents that the Company has filed or furnished or may file or furnish with the U.S. Securities and Exchange Commission, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Investor / Media Contact:

Crocker Coulson

CEO, AUM Media, Inc.

(646) 652 7185

crocker.coulson@aummedia.org

Company Contact:

Yong Fang

CFO, Baijiayun Group Ltd

(267) 939 5080

fangyong@baijiayun.com

Source: Baijiayun Group Ltd